UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☑   Form C/A: Amendment to Offering Statement
       ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
3DaGoGo, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       September 23, 2013

Physical address of issuer
101 West Broadway, Suite 1120, San Diego, CA 92101

Website of issuer
http://www.AstroPrint.com

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

5.0% of the amount raised
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2% of the Securities being issued in this offering

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
50,000

Price (or method for determining price)
Valuation cap of $6,000,000. 15% optional discount on a conversion.

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
November 14, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
11

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$563,460.00	$181,821.00
Cash & Cash Equivalents	$422,311.00	$146,821.00
Accounts Receivable	$2,976.00	$35,000.00
Short-term Debt	$8,453.00	$692.00
Long-term Debt	$841,514.00	$293,225.00
Revenues/Sales	$55,680.00	$122,258.00
Cost of Goods Sold	$8,679.00	$26,249.00
Taxes Paid	$0.00	$0.00
Net Income	-$174,411.00	-$94,864.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

November 3, 2017

FORM C

Up to $500,000.00

3DaGoGo, Inc.



EXPLANATORY NOTE

3DaGoGo, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on September 14, 2017 (the "Form C").

This Amendment is filed to add a transcript of the webinar (Exhibit E).

Except for the foregoing, no other changes are made to the Form C or the exhibits thereto. The information in the Form C, as amended by this Amendment, continues to be as of September 14, 2017 and does not reflect events occurring after September 14, 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Andrew Taylor
(Signature)

Andrew Taylor
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Andrew Taylor
(Signature)

Andrew Taylor
(Name)

Chief Executive Officer
(Title)

November 3, 2017
(Date)

/s/Joshua White
(Signature)

Joshua White
(Name)

Chief Design Officer, Secretary
(Title)

November 3, 2017
(Date)

/s/Daniel Arroyo
_____
(Signature)

Daniel Arroyo
_____
(Name)

Chief Technology Officer, President, Treasurer
_____
(Title)

November 3, 2017
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS
Exhibit E   Webinar Transcript

EXHIBIT E

Webinar Transcript

Bill Clark:	Hi, everyone. This is Bill Clark. I'm the CEO Of MicroVentures, and I'm the COO of First Democracy VC. That is our funding portal. It's a partnership between MicroVentures and Indiegogo. Today, we're going to be talking about AstroPrint, and going over their pitch deck, and I have Drew and Daniel, who will be walking us through that.
	As of this presentation, we've raised $44,000 from 143 investors, which is 89% of the minimum goal, and there's 13 days left to invest. This is being recorded, so if you miss any of this, you'll be able to watch it on our website, later on today.
	After Drew and Daniel go through their pitch, we are going to do a Q&A. Anytime during the pitch, you can ask a question, through the GoToWebinar panel. That's going to come to me, and then I will ask them those questions at the end, so you won't be interrupting if you ask a question. It'll only come to me.
	So, with that, I will turn it over to Drew and Daniel, and I'll let you guys take it over. Thanks for joining, guys.
Drew Taylor:	Hey, thanks so much, Bill, and thanks to everybody for joining, and for considering coming on board with AstroPrint as a potential investor. So, I'll just go ahead and start running through the deck, here, and give everyone an overview of what we're doing, and then, as Bill said, please fill him up with questions, so we can make sure everybody gets everything answered.
	So, AstroPrint is the Android of the 3D printing industry, and we kind of operate on the viewpoint that the 3D printing industry is being held back by the fact that hardware innovation has done really, really well, and the machines can do amazing things, but software innovation has really lagged, and held the industry back, right?
	When you look at other, parallel industries, like the computer industry, and the smart phone industry, you see that they had the same issue. Computers were very difficult to use, until Windows simplified them, and then they took off, and of course, smart phones were not very smart, until Android simplified them, and they took off. So, this is what we do for the 3D printing world, right?
	Oh, we'll skip over this legal notice. Hopefully, everybody read it. So the question comes up, then, like, "Well, how do we do this for the 3D printing industry?" And we do the same things that Windows and Android did for their respective industries. We make the devices really, really easy to use, and then connected to a content ecosystem for the machines. So, by making 3D printers super simple, and connecting them to the content that people want to print, we actually drive mass adoption for the 3D printing industry.

And of course, our platform's in use. People absolutely love it. We have had over 400,000 3D prints go through our platform to-date, and that's over 700,000 hours of printing, so that's about 80 years worth of printing, and I think it's important to note that what's not reflected in this chart is that October has actually been the busiest month that we've ever had. We had over 26,000 3D prints go through our platform in October alone, and over 60,000 hours of printing, so everything is continuing on the up-and-up very, very favorably.

As many of you may know, we're coming off of our second successful Kickstarter campaign. We ran that back in May, selling this device you see here, this AstroBox, and also announcing our desktop software and mobile app software. And we feel like the success of that Kickstarter campaign, with the 600 people that backed it, really validates the direction that the company's moving next, right? It really proved to us that people are interested in the direction that we're going. They're willing to pay for the services that we offer, and see value in them. And I'll talk more, later in this presentation, about what is next for us, and where we're taking this.

So, to talk a little bit about our position in the market, we have to kind of start with talking about what drove MakerBot's success a few years back. So, for people that don't know, MakerBot had a $500 million exit. They had kind of a meteoric rise, but anyone in the industry will tell you, their hardware was average to slightly above average. What really drove MakerBot's success was that they made software for their machines that made the printers easier to use, and also connected to content ecosystems. Like, they had a deal with Sesame Street, and groups like that, but it was that software innovation that made their machines easier, and then drove their sales and their success.

Now, MakerBot's vision had always been to be like Apple for the industry, and be a completely closed system. So that means other manufacturers, for the most part they couldn't use MakerBot's software, of course, so they had to use other software that they could find or build themselves, and for the most part, they didn't have the resources to build the software themselves.

So for a lot of people, to use one of those printers, they would have to use sometimes three different software programs, and go through over 130 settings to print a single object, and they might even need to have CAD skills, computer-aided design skills, to print an object.

And that's still a really big problem for printer manufacturers, because they're trying to cross over, and start selling to the general public and small business owners, and sell not only to engineers, but when you have this engineering grade software, that makes those sales very difficult, even when your hardware can do amazing things.

Now, another issue that happens here is a lot of manufacturers have adopted a software stack that is good, called Cura, which is put out by Ultimaker. Ultimaker is another 3D printer manufacturer. So I would say more than half of the manufacturers out there tell people to use Cura with their 3D printers, and it drives them crazy. A lot of them come to us, directly, because they're trying to find ways to get away from Cura, because when they suggest for users to adopt Cura software, they're basically sending people to their competitor's software, and Cura has Ultimaker branding all over it, and that's of course not good for the manufacturer that just sold this hardware device.

This is similar to what happened with Nokia back in the day, when they had made open source software for phones, that was great, but Samsung and other companies wouldn't adopt it, because it was their competitor's software, right? Only when Android came along, with a vendor-neutral solution, did people adopt it, right?

So, right now, the 3D printing industry needs an open ecosystem that can provide this functionality for all the rest of the manufacturers, the same way that Windows and Android supply functionality for most of the hardware vendors in their industries.

And of course, that's where AstroPrint comes in. We standardize the software. We standardize the developer ecosystem for the industry. And then that lets everything move forward very, very quickly, and drive mass adoption for the industry.

So, here's the AstroPrint ecosystem at a glance. Now, we're actually much more than this, but since this is more of a business presentation, and less of a technical presentation, we'll just kind of whip through it a little bit.

On the near far-right, you'll see this AstroBox Touch. We have two peripheral devices, the AstroBox Gateway and AstroBox Touch, which runs our software, that you can then plug into a compatible 3D printer, and then that software allows the printer to sync up with all of the other AstroPrint products. Now, it's important to note we're compatible with 80% of desktop 3D printers on the market, so the vast majority of printer owners can actually use this, and as we move forward, the next phase of the company is actually to have this software pre-embedded in machines, prior to sale. So we know eventually, within a few years, we won't be selling this peripheral device, because we'll already be in the machines, right? That process has already begun.

But then, once the machine has our software running on it, or this device is plugged into the machine running our software, it can sync up with all of our other solutions, and that means that that printer can be accessed, from any device that people have, mobile apps, desktop software. We have a web portal as well. I'll talk, in a bit, about how developers can even tie into that, and build their own applications for those 3D printers on their own, using this system.

So, in regards to the base product, again, we are highly focused on simplicity, so our algorithms and software really do make 3D printing so simple that anybody can operate the machines. And of course, this could be kids and teachers, but this could also be people like factory workers, and lab technicians, and people that are not engineers, but will be interacting with 3D printers, and they need more of a non-engineering grade solution to do that.

All right, so let's talk for a minute about the apps. We have a SDK for the system. That's a software development kit, and of course APIs as well, so developers can actually build and deploy apps onto 3D printers, using AstroPrint, as easily as they build and deploy apps onto smart phones, with iOS or Android, and what we found is there's kind of three base categories of apps that people are building for our system so far.

One category is model repositories, so like My Mini Factory, Thingiverse. We have a 3DKitbash app, that will be coming before too long. I don't know if people know them, but it's a 3D-printable toy company. Now, this is where someone who owns or runs these repositories want to have an app on the printer, or on a web portal or whatnot, where someone can print straight from the printer, or they could find a model, and either purchase it, or install it and print it right from the printer, right from the web portal, right from the webpage, you name it.

Now, another category are customizers, and we have two on the platform right now. One is Leopoly, and the other is 3D Slash. And customizers are tools where someone can import a model, and then modify it before printing. So for example, 3D Slash is made for kids, and they can import a model, and it turns it into blocks. You can actually see this Mickey Mouse, here has been turned into blocks. Then, the end users can modify that, the same way that they modify designs in Minecraft, so if you can imagine, kids can go pretty crazy with amazing modifications on things like this.

And the third type of solution we're seeing are engineering grade tools. One that's live on the platform now is the 3D PrintCloud, from a public company called Materialize, and that's more of an engineering grade file repair application in the cloud. General public wouldn't need that, but people that ... engineers and 3D animators would use that type of a solution. It's a subscription service.

Then, we have also had an enormous amount of requests for either us or a third party to start building things like fleet management solutions, for people running 3D printers as businesses. So this is kind of where the app aspect of this is going, and we currently have over 30 apps in development by third parties right now.

All right, so if you're here as an investor, you're likely to wonder where the revenue is going to come in, of course. So, as a true platform play, there's a lot of different places that revenue comes in, right? So first is from manufacturers paying us a license fee for commercial use of the software, and this is similar to Samsung paying for Android, or paying for the rights to use Android logos and

whatnot, so we do have one manufacturer already shipping software with our ...
I'm sorry, shipping printers with our software pre-installed, and we have
contracts out to two others right now. Then, of course, a large pipeline of others
that are interested.

Another revenue stream is money through developers, so this is app sales. Just
like Android has Google Play, as I mentioned before, we have our app
marketplace for 3D printing related apps, and just like other popular app stores,
we maintain a 30% cut on any sales that occur in those apps.

And down to the third tier here, the third column, is monetizing on end users, so
at the moment, the cloud side of our solution is free to use, but we have started
a premium feature, basically a SaaS model, where we identified certain criteria,
that showed people were probably using AstroPrint for business purposes.
Then, we turned that into a premium tier, that's $10 a month, that they need to
pay if they need those added features. And we've also had a few people reach
out to us, about having a very large tier.

For example a few groups that are running 20 printers or more, and we've had a
group that runs 600 printers, and another group that runs 1,000 desktop 3D
printers, as a business, all reach out to us about higher level tiers here, for end
users. And of course, as we go on, in the future we have the intention of
opening up other revenue streams, such as selling consumables, such as printer
filament, to end users.

Now, for the team, I'm a serial entrepreneur. I kind of fell in love with 3D
printing about four years ago. I had actually been working on another startup at
the time, called FindYogaNow.com, which was a yoga class search engine, that
had about 20,000 classes listed daily, from 4,000 studios, but then, as much as I
loved that and what I was doing, I kind of got even more entrenched in 3D
printing, and decided to shift over, to solve the problems holding the industry
back.

I've kind of quickly become a sought after speaker, and a bit of an evangelist in
the industry. Inside 3D Printing has had me speak at quite a few of their events
globally, as well as other groups.

So, Daniel, I'll pass it over to you. Maybe you could speak a little bit about
yourself, and your background, and then I'll kind of take it back over for Josh.

Daniel Arroyo: Okay. Yeah, hey guys. My name is Daniel Arroyo. I'm the company's CTO. I spent
a lot of my working career in the mobile industry. About from 2000 to 2011, I
worked at various companies. Most of the time was spent at Nokia, but also
some time at Qualcomm and Broadcom, on the semiconductor side as well. It is
that time that kind of has guided us through a little bit of what we're doing, and
the similarities between what happened with the mobile industry, that
transformed the cell phone, which was mostly a utility device, that was used to

make phone calls and send text messages, into what it is today, which is very much an entertainment device, and how apps and third party content distribution into that piece of hardware enable that.

So, I started my time at Nokia, being part of the Nokia flavor of Symbian OS, which was one of the first mobile operating systems that powered smart phones, but back in the early 2000s, and did a lot of the system software there, to enable it to integrate into different hardware platforms, and then moved onto do developer support for our developer platform at Nokia, in the mid-time of my time there.

Worked with CNN, Facebook, AccuWeather, and many other big brands, to create applications into the Nokia operating system. So, you know, that time kind of enables us to now have the knowledge of what's to come in 3D printing, how 3D printing could potentially develop, and having had that already happen to me in a parallel industry, it's helping quite a lot.

I mean, that's it for now, Drew. Do you want to take it back?

Drew Taylor: Okay. Yeah, yeah. For sure. Yeah, so I think the biggest takeaways there is that Daniel has actually built a platform like this before, or been on a team that built a platform like this before, and marketed and evangelized that platform, and it ended up in hundreds of millions of phones, right?

Also, Daniel's a bit more than just our CTO. He's basically a second CEO of the company. He's a graduate of The Founders Institute in San Diego, and for people that don't know, that's a very difficult program, that does pretty aggressive training in founding companies, and how to do it correctly, and whatnot.

So Josh is not available for the call today, but Josh is the heart and soul of the design, the user experience and user interface of the company. So he's our CDO, chief design officer. His undergraduate degree is in music industry, so is pretty unique. He actually comes from the mixing of business and creativity, the music industry, but then he moved into design himself, later, but then that gives him this very unique background, between business and what we're doing now, with creatives, kind of bringing their dreams to reality through 3D printing. Of course, we're alumni of 500 Startups. You guys probably know that. We've been through a few other accelerator programs as well.

All right, so we are a team of 11, even though this slide says 10. That's how fast we're growing. We've hired since this campaign started, so we're headquartered in the US, but we run our research and development out of Spain. Daniel runs that office, so it's important to note, this is not like a remote office, where we're disconnected with people there. It is our second office. Daniel actually runs the office, and is in there every, single day, so that's where our engineers and designers, other than Josh, are based.

As I mentioned before, people have been using the platform, and they absolutely love it. We feel that really validates where we're going. Year over year growth, for most of our main metrics, has been, as you can see here, around 200%, close to it or just over. It's also important to note that we've partnered with the National Institutes of Health. On their online 3D print exchange, they have chosen to use the AstroPrint platform, to have print from web functionality on there. We've also partnered with Airwolf 3D printers, for some time now, and New Matter as well. Many of you may know, from their success on Indiegogo, where they launched their first product some time ago, they actually use some of our tools to power, in a white label version, they power part of their cloud, their backend cloud.

So, what's next for AstroPrint is really important, because if you're considering investment, you're really going to want to know what's that money going to be used for as we move forward, right? So, the first big focus as we go forward is to get AstroPrint embedded in more 3D printers, prior to sale. That gets us the mass adoption that we really need.

Secondly, we've identified that the main purchasers of 3D printers are schools, including universities, and print farms, people using 3D printers as a business, and both of these groups need fleet management solutions, that we can provide for them. Now, unfortunately, to really go after these markets ... We can do it now, but we don't have the business development and sales resources to do it aggressively, and go after it as quickly as we would like to. That's why we're raising money from investors such as yourself, or potential investors such as yourself, so that we can hire out and move much more quickly, towards this vision, via sales and business development efforts.

So Bill, I'll pass it back over to you, and see if there's questions and whatnot from people.

Bill Clark: Okay. Thanks Drew and Daniel. Appreciate that. So, again, if you have any questions, you can send them through the GoToWebinar control panel. There should be a little section called "Questions." You can type that in and it'll come to me. Currently, we don't have any questions yet, so give everyone a minute or two to type those in.

In the meantime, just going over the raise again. There are 13 days left to invest. AstroPrint is at 89% of their minimum goal, so hoping to get to that minimum goal very soon, and have raised $44,000 from 143 investors, so off to a great start, and looking to close it in the next two weeks, or just shy of two weeks.

Drew Taylor: And maybe-

Bill Clark: this will be recorded ... Oh, go ahead.

Drew Taylor:	Oh, I was just going to add to that, since it wasn't in the previous presentation, leading up to this, in the history of AstroPrint, we've raised just over $900,000 from angel investors in Silicon Valley, accelerator programs, and through a prominent VC in Europe as well, so that might be interesting for people to know.
Bill Clark:	Okay, great. Thank you. We did just get a question that came in, and that is asking who your major competitors are.
Drew Taylor:	Mm-hmm (affirmative). Yeah, so for the most part, they're early stage startups. The companies that were closest to competing with us have seemed to shift more to the industrial space, where they're focused on industrial grade 3D printers, whereas we've chosen to keep our focus on sub-$5,000 3D printers, and that comes from actually a lot of mentorship within the 3D printing community. They've recommended that. We also see one of our biggest potential competitors as the manufacturers themselves trying to make their own platforms. And again, this comes back to Daniel's experience with what happened with Nokia in the phone industry. There were a lot of companies that tried to build their own software platforms for their phones, but then that never worked in the end. In the end, you ended up with two dominant platforms. Same thing in computers. It'll be the same thing for 3D printers, two dominant platforms. But if the manufacturers all try to be the Apple of the industry, then that kind of holds everything back, so that's a type of competition for us, to go out and really educate the manufacturers, that their chance of success in building their own software is slim, and they should just go ahead and adopt the predominant platform.
Bill Clark:	Okay, great. Thank you. So looks like you must have covered everything in your pitch deck very effective. No other questions at this time, so thank you everyone for joining us. We're going to end the call, or end the presentation, but if you do have any questions and you think of any after this, or if you're watching this later, on the website, there is an investor discussion area, where you can type in a question, and then that goes right to Drew and Daniel, and they will respond, and you'll get the notification when it comes up, so you won't miss out if you have any questions. Just shoot them over that way. So, thanks everyone for joining. I'll turn it over to you, Drew, give you some parting words, and then we'll end the call.
Drew Taylor:	Yeah, well thank you so much for your time, and as Bill mentioned, we're absolutely wide open to answering any and all other questions that come up, whenever they come up, so just throw them in that discussion section, and we look forward to hopefully having you on board, as AstroPrint takes off and shoots for the moon, so thanks so much.
Bill Clark:	All right. Thanks everyone. Have a good rest of the day. Bye.